09045165

AM/STOEX-GN/09 ADITYA BIRLA GROUP January 17 , 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

2009 JAN 21 A 8:32

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **31st December, 2008.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

PROCESSED
JAN 26 2009
THOMSON REUTERS

1/22

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Telefax : (022) 2203 4100
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

SECRETARIAL AUDIT REPORT

Ref. No.________________ Date________________

1	For Quarter Ended	31/12/2008	
		EQUITY SHARES	PREFERENCE SHARES
2	ISIN	INE038A01020	INE038A04016
3	Face Value	Fully Paid up	6% Cummulative Redeemable Preference Share of Rs. 2/- each
4	Name of the Company	HINDALCO INDUSTRIES LIMITED	
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 030	
6	Correspondence Address	Same as above	
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516	
8	Email address	a.malik@adityabirla.com	
9	Names of the Stock Exchanges where the company's securities are listed:	Bombay Stock Exchange Ltd., Mumbai (BSE)AND National Stock Exchange of India Limited.(NSE)	

			EQUITY SHARS		PREFERENCE SHARES	
			Number of Shares	% of Total Issued Cap.	Number of Preference Shares	% of Total Issued Cap.
10	Issued Capital		170,02,70,807	100%	20,32,734	100%
11	Listed Capital (Exchange-wise)	BSE	170,02,70,807	100%	20,32,734	100%
	(as per company records)	NSE	170,02,70,807	100.00%	19,59,558	96.40%
12	Held in demaerialised form in CDSL		15,91,32,580	9.36	84,982	4.34
13	Held in demaerialised form in NSDL		148,10,71,423	87.11	7,04,287	35.94
14	Physical		6,00,66,804	3.53	11,70,289	59.72
15	Total No. of shares (12+13+14)		170,02,70,807		19,59,558	

16 **Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15):** Due to Inactive Demant Accounts of the Shareholders, NSDL could not carriedout Corporate Action. Hence, NSE has not granted listing permission for 73,176 Prererence shares.

17 **Certifying the details of changes in share capital during the quarter under consideration as as per Table below:**

Particulars*	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
Issue of Equity Shares on Right Basis.	47,33,98,534	Applied	BSE, NSE	Yes	N/A.

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

MAHESH SONI
M. NO. FCS : 3706
MUMBAI
Practising Company Secretary

18 **Reference of the previous quarter with regards to excess dematerialised shares, if any:** NIL

19 **Has the company resolved the matter mentioned in point no. 18 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)** UPDATED
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Reasons for delay
Confirmed after 21 Days	--	--
Pending for more than 21 Days	--	--

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**

Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**

Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 **Appointment of common agency for share registry work**

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

MAHESH SONI Practising Company Secretary ★ M. NO. FCS : 3706 MUMBAI ★

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
12th January, 2009

END